UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARCUS BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03969F109

(CUSIP Number)

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

650-574-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03969F109	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Gilead Sciences, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,723,156 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,723,156 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,723,156 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Consists of (i) 2,200,000 shares of common stock of Arcus Biosciences, Inc. (the “Issuer”) purchased in the Issuer’s public offering that closed on June 2, 2020, (ii) the initial purchase of 5,963,029 shares of common stock of the Issuer pursuant to a Common Stock Purchase Agreement, dated May 27, 2020, between Gilead Sciences, Inc. and the Issuer (the “Purchase Agreement”), (iii) the subsequent purchase of 5,650,000 shares of common stock of the issuer pursuant to an Amended and Restated Common Stock Purchase Agreement, dated January 31, 2021, between Gilead Sciences, Inc. and the Issuer (the “Amended and Restated Purchase Agreement”) and (iv) the number of shares of common stock that would result in Gilead Sciences, Inc. holding 35% of the Issuer’s then-outstanding common stock pursuant to a five-year option to purchase additional shares of common stock contained in the Amended and Restated Purchase Agreement (the “Option Shares”). Based upon 64,923,304 shares of common stock of the Issuer issued and outstanding on October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2020, the number of Option Shares is currently equal to 8,910,127.

(2)         Based upon 64,923,304 shares of common stock of the Issuer issued and outstanding on October 31, 2020, as reported in the Form 10-Q filed with the SEC on November 5, 2020, adjusted to account for the initial purchase of 5,650,000 shares of common stock pursuant to the Amended and Restated Purchase Agreement and assuming the immediate exercise in full by Gilead of its option to purchase the Option Shares.

CUSIP No. 03969F109	Page 3 of 8 Pages

Item 1.                                 Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Arcus Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3928 Point Eden Way, Hayward, California 94545.

Item 2.                                 Identity and Background

(a)                                           This Schedule 13D is being filed by Gilead Sciences, Inc., a Delaware corporation (“Gilead” or the “Reporting Person”).

(b)                                           The principal business address of the Reporting Person is 333 Lakeside Drive, Foster City, California 94404.

(c)                                            The principal business of the Reporting Person is to develop and commercialize innovative medicines in areas of unmet medical need and engage in any other activity or business lawfully carried on by a corporation organized under the laws of the State of Delaware.

The directors and executive officers of the Reporting Person are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)                                               name;

(ii)                                            business address;

(iii)                                         position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Person, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)                                        citizenship.

(d) — (e)          During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                             The jurisdiction of organization of the Reporting Person is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.                                 Source and Amount of Funds or Other Consideration

Gilead acquired from the Issuer 2,200,000 shares of Common Stock in the Issuer’s public offering (the “Public Offering”) at the public offering price of $27.50 per share.  The Public Offering was completed on June 2, 2020.  The total consideration paid by Gilead for these shares of Common Stock was $60,500,000, and such consideration was obtained from the available cash resources of Gilead.

CUSIP No. 03969F109	Page 4 of 8 Pages

On May 27, 2020, Gilead entered into the Purchase Agreement (as defined below) pursuant to which Gilead agreed to purchase an initial 5,963,029 shares of the Issuer’s Common Stock (the “Initial Purchase”) at a purchase price of $33.54 per share (the “Initial Purchase Price”), which purchase occurred on July 13, 2020.  The total consideration for the Initial Purchase was $199,999,992.66, and such consideration was obtained from the available cash resources of Gilead.

On January 31, 2021, Gilead entered into the Amended and Restated Purchase Agreement (as defined below) pursuant to which Gilead agreed to purchase an additional 5,650,000 shares of the Issuer’s Common Stock (the “Second Purchase”) at a purchase price of $39.00 per share (the “Second Purchase Price”), which purchase is expected to close the week of February 1, 2021.  The total consideration for the Second Purchase is $230,350,000.00, and such consideration will obtained from the available cash resources of Gilead.  Under the Amended and Restated Purchase Agreement, Gilead also has the right, at its option, to purchase additional shares from the Issuer, up to a maximum of 35% of the Issuer’s then-outstanding Common Stock, from time to time for a period of five years from the closing of the Initial Purchase, at a purchase price equal to the greater of a 20% premium to market (based on a trailing five-day average closing price) at the time Gilead exercises such option and the Initial Purchase Price.  It is expected that the total consideration paid in connection with any exercise of such option will be obtained from the available cash resources of Gilead.  In addition, pursuant to the Investor Rights Agreement (as defined below), Gilead has the right to designate two individuals to be appointed to the Issuer’s board of directors.

Item 4.                                 Purpose of Transaction

On May 27, 2020, Gilead and the Issuer entered into an Option, License and Collaboration Agreement (the “Collaboration Agreement”) pursuant to with Gilead obtained an exclusive option to acquire an exclusive license to all of the Issuer’s current and future clinical programs during the 10-year collaboration term and, for those programs that enter clinical development prior to the end of the collaboration term, for up to an additional three years thereafter.

In addition to the Collaboration Agreement, Gilead and the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”), which was amended and restated on January 31, 2021 to account for the Second Purchase (the “Amended and Restated Purchase Agreement”) and an Investor Rights Agreement (the “Investor Rights Agreement” and, together with the Amended and Restated Purchase Agreement, the “Equity Agreements”) pursuant to which Gilead made the Initial Purchase at the Initial Purchase Price and the Second Purchase at the Second Purchase Price.  Gilead also has the right, at its option, to purchase additional shares from the Issuer, up to a maximum of 35% of the Issuer’s then-outstanding Common Stock, from time to time for a period of five years from the closing of the Initial Purchase, at a purchase price equal to the greater of a 20% premium to market (based on a trailing five-day average closing price) at the time Gilead exercises such option and the Initial Purchase Price.  The Equity Agreements also include standstill and lock-up provisions and provide Gilead with certain other stock purchase and registration rights, as well as the right to designate two individuals to be appointed to the Issuer’s board of directors.

The acquisitions by the Reporting Person of the Issuer’s securities as described herein were effected in connection with entry into the Collaboration Agreement and the Equity Agreements, and because of the belief that the securities of the Issuer represent an attractive investment. The foregoing description of the Equity Agreements is not complete and is subject to and qualified in its entirety by reference to the full text of such agreements.  The Investor’s Rights Agreement was filed previously as Exhibit 99.2 to the Reporting Person’s initial Schedule 13D, which was filed with the SEC on July 17, 2020, and is incorporated herein by reference. The Amended and Restated Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise described herein, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right, at any time and from time to time, to review or reconsider such position and/or change such purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 03969F109	Page 5 of 8 Pages

The Reporting Person intends to review from time to time its investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investments considerations. The Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospectus and the Reporting Person’s liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

Gilead	22,723,156 shares
Jeffrey A. Bluestone	8,974 shares

Percent of class:

Gilead	35%
Jeffrey A. Bluestone	0.01%

The number of shares of Common Stock beneficially owned by Gilead consists of (i) 2,200,000 shares of common stock of the Issuer purchased in the Issuer’s public offering that closed on June 2, 2020, (ii) the initial purchase of 5,963,029 shares of Common Stock of the Issuer pursuant to the Purchase Agreement, (iii) the subsequent purchase of 5,650,000 shares of Common Stock of the Issuer pursuant to the Amended and Restated Purchase Agreement and (iv) 8,910,127 Option Shares. The number of shares beneficially owned by Mr. Bluestone consists of (i) 1,974 shares of Common Stock and (ii) options to purchase 7,000 shares of Common Stock exercisable within 60 days.

The percentage ownership for Gilead was calculated based upon 64,923,304 shares of Common Stock of the Issuer issued and outstanding on October 31, 2020, as reported in the Form 10-Q filed with the SEC on November 5, 2020, adjusted to account for the initial purchase of 5,650,000 shares of common stock pursuant to the Amended and Restated Purchase Agreement and assuming the immediate exercise in full by Gilead of its option to purchase the Option Shares. The percentage ownership for Mr. Bluestone was calculated based upon 64,923,304 shares of Common Stock of the Issuer issued and outstanding on October 31, 2020, as reported in the Form 10-Q filed with the SEC on November 5, 2020, assuming the immediate exercise in full by Mr. Bluestone of his option to purchase 7,000 additional shares of Common Stock.

Number of shares as to which such person has:

(i)              Sole power to vote or to direct the vote:

Gilead	22,723,156 shares
Jeffrey A. Bluestone	8,974 shares

(ii)           Shared power to vote or to direct the vote:

Gilead	0 shares
Jeffrey A. Bluestone	0 shares

CUSIP No. 03969F109	Page 6 of 8 Pages

(iii)           Sole power to dispose or to direct the disposition of:

Gilead	29,498,424 shares
Jeffrey A. Bluestone	8,974 shares

(iv)         Shared power to dispose or to direct the disposition of:

Gilead	0 shares
Jeffrey A. Bluestone	0 shares

To the best knowledge of the Reporting Person, none of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock, except Jeffrey A. Bluestone, who has received shares of the Issuer’s Common Stock in partial payment for his service on the Issuer’s Scientific Advisory Board.

(c)                                  Except as reported in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer.

Item 7.                                 Materials to Be Filed as Exhibits

Exhibit 99.1	Amended and Restated Common Stock Purchase Agreement, dated January 31, 2021, between Arcus Biosciences, Inc. and Gilead Sciences, Inc.

CUSIP No. 03969F109	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021	GILEAD SCIENCES, INC.

By:

/s/ Andrew D. Dickinson
Name: Andrew D. Dickinson
Title: Executive Vice President and Chief Financial Officer

CUSIP No. 03969F109	Page 8 of 8 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of Gilead Sciences, Inc. are set forth below.  Unless otherwise noted, each of these persons have as their business address c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404.

Name	Title	Citizenship	Principal Occupation and, if not employed by Gilead Sciences, Inc., Name, Principal Business and Address of Employer
Daniel P. O’Day	Chief Executive Officer, Chairman and Director	United States	*
Jacqueline K. Barton, Ph.D.	Director	United States	Professor, California Institute of Technology
Jeffrey A. Bluestone, Ph.D.	Director	United States	President and Chief Executive Officer, Sonoma Biotherapeutics; Professor, University of California San Francisco
Sandra J. Horning, M.D.	Director	United States	Retired Chief Medical Officer of Roche, Inc.
Kelly A. Kramer	Director	United States	Retired Executive Vice President and Chief Financial Officer, Cisco Systems, Inc.
Kevin E. Lofton, FACHE	Director	United States	Retired Chief Executive Officer, CommonSpirit Health
Harish Manwani	Director	Singapore	Retired Chief Operating Officer, Unilever
Javier J. Rodriguez	Director	Mexico	Chief Executive Officer, DaVita, Inc.
Anthony Welters	Director	United States	Retired Senior Advisor to the Office of the CEO, UnitedHealth Group
Richard J. Whitley, M.D.	Director	United States	Professor, University of Alabama at Birmingham
Per Wold-Olsen	Director	Norway	Retired President, Human Health and Intercontinental Division, Merck & Co., Inc.
Andrew D. Dickinson	Executive Vice President and Chief Financial Officer	United States	*
Johanna Mercier	Chief Commercial Officer	United States	*
Merdad V. Parsey, M.D., Ph.D.	Chief Medical Officer	United States	*
Brett A. Pletcher	Executive Vice President, Corporate Affairs, and General Counsel	United States	*

* The present principal occupation for each of these individuals is officer of Gilead Sciences, Inc. and officer, trustee and/or director of other affiliated entities.